Mail Stop 4561

October 10, 2007

Nicholas S. Schorsch
American Realty Capital Trust, Inc.
1725 Fairway
Jenkintown, PA 19046

>   **Re: American Realty Capital Trust, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed September 10, 2007**
>   **File No. 333-145959**

Dear Mr. Schorsch:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　　For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on September 10, 2007 that was provided to us by counsel.

<u>General</u>

1.　　Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please advise us how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. See *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004).

Summary Risk Factors, page 2

5.   In the first bullet point, you state that the advisor's compensation arrangements may provide incentives that are not aligned with the interests of your stockholders. Please briefly explain this statement.

6.   In the fifth bulleted paragraph, please quantify the amount of shares that you would need to sell in order to achieve such a diverse portfolio.

Conflicts of Interest, page 4

7.   Please revise the first and fourth bullet points to identify the other programs and direct investments sponsored by American Realty Capital. Provide similar clarification under the heading "Conflicts of Interest" beginning on page 54.

8.   In the fifth bulleted statement, please disclose that American Realty Capital Advisors, LLC will receive substantial minimum compensation regardless of performance. We note your disclosure to this effect on page 16.

Prior Offering Summary, page 5

9.   We note the discussion of the prior business experience of Messrs. Schorsch and Kahane. Placing this information in the summary may give it undue emphasis. We note that you have included this disclosure under the heading "Prior Performance Summary" on page 81. Please remove this disclosure from the summary.

Compensation to American Realty Capital Advisors, LLC and its Affiliates, page 6

10.   Under "Acquisition and Advisory Fees," you state that you will pay American Realty Capital Advisors, LLC 2% of the contract purchase price of each acquired property. However, on page 46, you state that they will receive "up to" 2%. Similarly, under "Property Management and Leasing Fees," you state that American Realty Capital Properties, LLC, will receive "up to (i) 2%...." However, on page 47, you state that it will receive a flat 2% fee. Please reconcile these disclosures. Also, if applicable, please explain the circumstances under which either of these entities would receive less than the stated percentage.

11.   Refer to your descriptions of "Acquisition Expenses" and "Property Management and Leasing Fees" on page 7. Please tell us whether the reimbursement amounts will include reimbursement for personnel costs.

12.   You state that you cannot determine "Acquisition Expenses" at this time; however, on page 33, you estimated this amount to be $6,000,000. Please reconcile these disclosures.

13.   In the description of Property Management and Leasing Fees, please add the tenant improvements fee, which you discuss on page 45. In addition, please explain in greater detail the "survey of brokers and agents." Will you conduct your own survey?

<u>Risks Related to an Investment in American Realty Capital Trust, Inc., page 12</u>

14.   The second and third risk factors under this heading appear to describe the same risk. Please revise to clarify the distinction between the two risks or omit the redundant disclosure.

<u>Risks Related to Conflicts of Interest, page 15</u>

<u>American Realty Capital Advisors, LLC will fact conflicts of interest…, page 15</u>

15.   Please provide more robust disclosure relating to the following two statements:

- "[W]e may acquire properties in geographic areas where other American Realty Capital-sponsored programs own programs.

- [W]e may acquire properties from, or sell properties to, other American Realty Capital-sponsored programs.

Explain why these situations create conflicts of interest and what the resulting risk is to your company.

<u>General Risks Related to Investments in Real Estate, page 22</u>

<u>We may acquire or finance properties with lock-out provisions…, page 24</u>

16.   Please revise to briefly explain the term "lock-out provisions."

<u>Estimated Use of Proceeds, page 33</u>

17.   Please revise the introductory paragraph to separately state the total percentage of offering proceeds that will be used to pay expenses and fees.

18.   Please expand the table to also show use amounts reflecting the minimum offering proceeds and percentages. Refer to Item 3.B of Industry Guide 5.

19.   In footnote two, please explain the "certain circumstances" under which the commissions may be reduced.

Executive Officers and Directors, page 37

20.   Please revise to clarify whether the named executive officers are employees of American Realty Capital Trust, Inc., your Advisor, American Realty Capital II, LLC, or all three.

21.   Please disclose how long Brian S. Block has been employed with your company.

22.   Please disclose Michael Weil's years of service with each of his employers over the past five years. Refer to Item 401(e) of Regulation S-K.

Compensation of Directors, page 38

23.   Please revise to include the disclosure required by Item 402(k) of Regulation S-K, using the tabular presentation prescribed by the rule.

Property Manager, page 44

24.   In the first full paragraph on page 45, please provide more detail about when American Realty Capital Properties, LLC would assist tenants with improvements. We note your disclosure elsewhere in the prospectus that you intend to provide net leases. Please clarify whether the property manager is required to obtain your approval before providing tenant improvements.

Certain Relationships and Related Transactions, page 46

25.   Refer to the last paragraph on page 47. Please explain in greater detail how the fees that may be provided to American Realty Capital II, LLC, are "success-based fees." Explain what they are being incentivized to do and how their successful performance relates to the actual payment of fees.

Management Compensation, page 48

26.   Please state your basis for your belief that acquisition expenses will be approximately 0.5% of the purchase price of each property.

Conflicts of Interest, page 54

Other Activities of American Realty Capital Advisors, LLC and its Affiliates, page 55

27.   We note that your executive officers do not devote all of their time to your business.

Please expand your disclosure in this section and the risk factor on page 16 to quantify the amount of time your executive officers will devote to you.

Receipt of Fees and Other Compensation by American Realty Capital Advisors, LLC and Its Affiliates, page 57

28.   We note that your discussion of fees is limited to fees relating to the purchase and sale of properties. Please provide additional disclosure describing the conflicts of interest faced by your property manager and your advisor, considering that their fees are fixed and not based on performance of the properties.

Certain Conflict Resolution Procedures, page 57

29.   In the chart on page 59, please add footnote disclosure to indicate where the management agreements fit in.

30.   Please revise footnote (2) to reflect the fact that American Realty Capital is actually a joint venture between three entities: Mr. Schorsch, Mr. Kahane, and GF Capital Management & Advisors LLC or tell us why you do not believe this is appropriate. We note related disclosure on your company's website.

Investment Objectives and Policies

American Realty Capital's Business Plan, page 60

31.   Refer to the second full paragraph on page 61. Please revise to clarify how your ability to finance complicated real estate transactions will allow you to realize value in real estate assets. Similarly, please revise the second bullet point following this paragraph to explain how your underwriting methodology results in a collection of properties whose sum is more valuable than the individual parts.

32.   Please further explain how the lease structures that you offer are different and more flexible than structures offered by other real estate buyers.

Acquisition of Properties from Affiliates, page 70

33.   Add disclosure, if true, that an affiliate may receive substantial real estate commissions, even though the property was purchased by an affiliate.

Plan of Operation, page 74

Results of Operations, page 76

34.   You state that your advisor is not aware of any material trends or uncertainties, other than
        national economic conditions affecting real estate generally, that may be reasonably
        anticipated to have a material impact, favorable or unfavorable, on revenues or income
        from the acquisition and operation of real properties and real estate-related investments,
        other than those referred to in this prospectus. Please revise to discuss the material trends
        referenced in the prospectus, including current competitive conditions in the real estate
        market (see, e.g., page 62). Please also discuss the effect of the recent issues in the credit
        markets.

Liquidity and Capital Resources, page 78

35.   Discuss the impact on your investment opportunities if only the minimum subscription
        amount is achieved, as well as the impact on your operations, in light of the fact that you
        intend to reserve only 0.1 % of the gross proceeds from this offering for future capital
        needs.

Prior Performance Summary, page 81

36.   Please provide the narrative and tabular disclosure relating to prior performance, as
        required by Industry Guide 5. Refer to SEC Release 33-6900 for the application of Guide
        5 to registration statements of REITs.

Federal Income Tax Considerations, page 81

37.   Eliminate the following qualifying language: "[T]his summary does not address all
        possible tax considerations that may be material to an investor…." Instead, clarify that
        this section does summarize all material federal tax issues and consequences relevant to
        an investor.

Plan of Distribution, page 117

38.   Please revise to describe the factors considered in determining the offering price of
        $10.00 per share.

Volume discounts, page 120

39.   We note that the purchase price per share is $10.00 for a single purchaser with an order of

$1,000 - $250,000 and that the price drops to $9.85 per share for orders of $250,001 - $500,000. Please explain why the reduction in selling commissions reflected in the table appears to be less than the reduction in price per share.

Minimum Offering, page 122

40.   Please revise to state whether shares purchased by your executive officers and directors, or the executive officers and directors of your affiliates, will count toward the minimum offering amount.

Financial Statements

Note 1 – Organization

41.   We note that the Company may seek to acquire investments in mortgages secured by real estate. Tell us what consideration you have given to including your accounting policies related to the investment in mortgages in your summary of significant accounting policies.

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets

42.   Explain to us how you determined it would be appropriate to capitalize the opportunity costs associated with lost rentals as a component of the fair values of in-place leases. Cite any relevant accounting literature in your response.

Part II. Information Not Required in Prospectus

Exhibits

43.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: <u>Via Facsimile</u>
         Peter Fass
         Proskauer Rose LLP